Exhibit 99.1

Commission File Number 001-31914

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

CHAIRMAN’S STATEMENT

In the first half of 2013, the global economic recovery experienced difficulties, and the economic development in China faced intricate and complicated situations that had not been seen for years. It is a difficult period for the life insurance industry. Faced with this severe and complicated business environment, all employees of the Company firmly adhered to the keynote of “tackling difficulties, making steady progress and striving for development”, focused on the principle of “steady growth, adjusting structure, transforming model and preventing risks”, pushed forward and implemented the “innovation-driven development strategy”, responded to various risks and challenges in an efficient and effective manner, and dealt with various tasks properly. As a result, the Company achieved steady growth in its business and its market leading position was consolidated.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,984,035 million, an increase of 4.5% from the end of 2012; embedded value was RMB363,359 million, an increase of 7.6% from the end of 2012; and new business value for the six months ended 30 June 2013 was RMB12,589 million, a 0.8% increase year-on-year. The Company’s market share1 in the first half of 2013 was approximately 32.5%, maintaining a leading position in life insurance market. During the Reporting Period, the Company’s total revenue was RMB247,548 million, a 18.7% increase year-on-year; net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year-on-year; and earnings per share (basic and diluted) were RMB0.57, a 68.1% increase year-on-year. As at 30 June 2013, the Company’s solvency ratio was 237.90%.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2013 released by the China Insurance Regulatory Commission (the “CIRC”).

Commission File Number 001-31914

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB83,991 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company also made a good start in the Supplementary Major Medical Insurance Business for Urban and Rural Residents (the “Supplementary Major Medical Insurance Business”) by winning bids in a number of provinces, cities and districts. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-10 and approximately 210,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company donated RMB10 million through the China Life Foundation to Sichuan Charity Federation to provide funding for the construction of schools and health stations in Ya’an earthquake areas, continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans, embarked on the charity event of “Relay for Love, Sailing for Dream – Dreams of Earthquake Orphans Come True” to help them realize their wishes and dreams. The Company also made donations to relevant foundations to provide subsidies for particularly poor police families, donated sports facilities, such as basketball stands, to China Life primary schools and other schools that participated in the “Yao Foundation Hope Primary School Basketball Season”, and provided funding for the construction of two day care centers in Urumqi and provided relief to poverty-stricken patients with serious diseases.

In June 2013, the Company completed the procedures for the change of the Board Secretary. Ms. Liu Yingqi resigned as the Board Secretary due to work adjustment. During her tenure as the Board Secretary, Ms Liu Yingqi worked diligently and fully fulfilled her duties and obligations, and made substantial and outstanding achievements in the promotion of the development of corporate governance, regularization of operation of the Board of Directors, enhancement of information disclosure standard and strengthening of the management of investor relations. The Company would like to express its gratitude to Ms Liu Yingqi for her significant contribution.

Commission File Number 001-31914

Currently, the development environment both within and outside China remains complicated. The life insurance industry is in a period of “slowdown in growth, adjustment in structure and transformation in the development model” and is facing various difficulties. Nevertheless, China’s overall economic development remains stable, and the life insurance industry continues to see tremendous development potentials. Recently, with the issuance of the “Guiding Opinions on Financial Support for Adjusting, Transforming and Upgrading the Economic Structure” by the State Council and the issuance of policies including the reform measures on traditional life insurance premium rates by the CIRC, the width and depth of the services provided by the insurance industry for the economic and social development will be further expanded. The Company will adhere to the keynote of “tackling difficulties, making steady progress and striving for development”, focus on both scale and profit, and place emphasis upon the growth of business value while maintaining the steady growth of its business. The Company will continue to implement the “innovation-driven development strategy” with great effort, strengthen the innovation in its systems and mechanisms, step up its efforts on the transformation of its products, create new ways and means of its services to customers and further improve the professional operation of the Company, thus continuously enhancing its vitality. The Company will promote the culture of bottom-line thinking and enhance risk prevention so as to ensure its stable operation. The Company will also allocate greater resources to local branches to further stimulate their vitality.

China Life is in a key phase of accelerating the transformation of its development model. Maintaining the Company’s market leading position and striving to increase its business value are not only the expectation of shareholders, customers and society towards us, but also the bounden responsibility of all our employees. We will carry forward the good tradition fostered for 10 years since our public listing, make good use of our unique advantages, implement the “innovation-driven development strategy” in great depth, work together with full dedication and tackle difficulties without hesitation, tirelessly striving towards the goal of offering better service to the customers of the Company and providing long- term and stable returns to our shareholders.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS2

I	Overview of Operations in the First Half of 2013

In the first half of 2013, the Company closely followed the development trend of the life insurance market and took effective measures to actively respond to the new changes in market competition. As a result, the Company achieved a good growth in the premiums earned and further consolidated its market leading position. During the Reporting Period, the Company’s net premiums earned was RMB200,844 million, an increase of 8.7% as compared to the corresponding period of 2012; net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year- on-year. The new business value for the six months ended 30 June 2013 was RMB12,589 million, a 0.8% increase year-on-year. As at the end of the Reporting Period, the Company’s embedded value was RMB363,359 million, a 7.6% increase from the end of 2012. First-year premiums increased by 9.2% as compared to the corresponding period of 2012, and the percentage of first- year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 41.79% in the first half of 2013 from 37.57% in the corresponding period of 2012. Renewal premiums increased by 8.4% as compared to the corresponding period of 2012, and the percentage of renewal premiums in gross written premiums decreased to 55.25% in the first half of 2013 from 55.88% in the corresponding period of 2012. Short-term accident insurance premiums increased by 14.1% as compared to the corresponding period of 2012, and the percentage of short- term accident insurance premiums in short-term insurance premiums increased to 61.00% in the first half of 2013 from 60.59% in the corresponding period of 2012. First-year premiums earned through bancassurance channel increased by 11.1% as compared to the corresponding period of 2012, and first-year premiums earned through exclusive individual agent channel remained stable as compared to the corresponding period of 2012. Due to the impact of the macro-economic environment, bancassurance regulations, and financial products such as wealth management products offered by banks, there was a significant negative growth in first-year regular premiums earned through bancassurance channel, which resulted in first-year regular premiums decreasing by 11.7% as compared to the corresponding period of 2012 and the percentage of first-year regular premiums in first-year premiums decreasing to 30.28% in the first half of 2013 from 37.43% in the corresponding period of 2012. As at 30 June 2013, the number of in-force policies increased by 4.0% from the end of 2012; the Policy Persistency Rate (14 months and 26 months)3 reached 90.00% and 88.75%, respectively; and the Surrender Rate4 was 2.05%, a 0.67 percentage point increase as compared to the corresponding period of 2012.

[2]	Financial results of the Reporting Period are unaudited.
[3]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies It measures the ratio of in-force policies in a pool of policies after a certain period of time It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

Commission File Number 001-31914

With respect to the exclusive individual agent channel, the Company achieved steady growth in its business and maintained a stable business scale. With the continuous promotion of the “effective expansion” strategy for team building, the size of the sales force remained stable, and the overall quality of the sales force continued to improve. The Company made progress in enhancing the professional standards of the channel with effective product strategy and sales planning, and the new E-China Life mobile marketing tool was further integrated into the daily sales activities of the exclusive individual agents. As at the end of the Reporting Period, the Company had a total of 684,000 exclusive individual agents.

With respect to the group insurance channel, the Company achieved steady growth in premiums, and further expanded its advantage as a market leader. Moreover, the Company actively provided services for the economic and social development, and participated in the building of the social security system. The Company continued to engage in the policy businesses including insurance for college-graduate village officials, and provided personal insurance for the astronauts of Shenzhou-10. The Company focused on the development of sales teams in group insurance channel, and strived to improve the marketing capability of direct sales representatives and the satisfaction of group customers. As at the end of the Reporting Period, the Company had approximately 16,000 direct sales representatives.

With respect to the bancassurance channel, while there was a slowdown in overall business growth of the bancassurance market, the Company actively strengthened its efforts in product innovation, enhanced agency channel cooperation, improved service and support, and enhanced the quality of the sales team. As a result, the Company’s business in bancassurance channel achieved a faster growth as compared to the industry average. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 88,000, with a total of 56,000 sales representatives.

In the first half of 2013, the monetary market fluctuated dramatically, government bond performances were lackluster, the debenture bond market expanded, and the SSE Composite Index continued to decline after hitting a high point. The Company flexibly responded to changes in the capital market, seized opportunities presented by the new investment policies, diversified insurance investment types and channels, strengthened its investment capability building and risk management, and constantly improved its portfolio allocation. With respect to traditional investments, the Company seized the periodic opportunities for allocation in the deposit market, and the proportion of term deposits increased to 37.23% from 35.80% as at the end of 2012. Based on the characteristics of performance differentiation in the bond market, the Company optimized its bond portfolio, and continued to increase its allocation in senior credit types of bonds. The proportion of debt securities slightly decreased to 46.01% from 46.24% as at the end of 2012. The Company grasped the opportunities brought about by the fluctuation in the equity market, realized its gains in a timely manner, and further controlled the risk associated with equity securities. The proportion of equity securities decreased to 8.02% from 9.20% as at the end of 2012. With respect to alternative

Commission File Number 001-31914

investments, the Company strengthened the professional management of its alternative investments and intensified its efforts to promote such investments. The Company invested in China Life Suzhou Urban Development Industry Investment Fund with a contract amount of RMB5 billion. The Company also invested in the first infrastructure equity investment plan named “Equity Investment Plan for PetroChina Pipeline Project of the West Natural Gas Lines No.1 and No.2” with an investment amount of RMB4.8 billion. The Company promoted infrastructure and real estate debt investment plans, with an accumulated investment amount of RMB45.5 billion. The Company promoted investment in financial products, such as trust schemes, wealth management products and special asset management plans, with a total amount of approximately RMB3.7 billion. The duration of these alternative investment assets effectively matched the duration of the Company’s liabilities, and these alternative investments promoted the diversification of the Company’s portfolio, which are therefore conducive to the long-term and stable investment returns of the Company. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,855,519 million, an increase of 3.6% from the end of 2012. During the Reporting Period, interest income increased steadily, and net investment yield5 was 4.42%. Incomes from buy-sale price differential grew significantly, and the impairment losses of assets decreased notably, as a result of which the gross investment yield6 was 4.96% and gross investment yield including share of profit of associates7 was 5.05%. The comprehensive investment yield taking into account the current net fair value changes of available- for-sale securities recognized in other comprehensive income8 was 4.27%.

[5]

Net investment yield = {[(Investment income + Rental income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365

[6]

Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365

[7]

Gross investment yield including share of profit of associates = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Share of profit of associates) / ((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period) / 2)]/181} × 365

[8]

Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181} × 365

Commission File Number 001-31914

In the first half of 2013, the Company implemented the “innovation-driven development strategy” with great effort, made progress in products innovation, and introduced a number of new products including Ruixin product package, Xinfeng and Xinyu product package in its exclusive individual agent channel, bancassurance channel and group insurance channel, thus providing support to its business development. The Company took a new step in technological innovation, and further expanded the features offering in the E-China Life mobile marketing system. The Company completed the promotion of its online national platform for claims settlement, as a result of which the efficiency of claims settlement was significantly enhanced. The Company actively expanded the E-service for insurance policies in order to continuously improve the quality of insurance policy service. The Company entered into a new stage of service innovation, optimized its policy loan service and embarked on a pilot program of integrated customer service system, with a view to improving its customer experience. The Company further increased the return visit to new policyholders of individual long-term life insurance products, actively promoted the business model of centralised operation of 95519 telephone centre during night time, upgraded its call center services, further improved the mechanism for handling customer complaints, kept on enhancing its notification service level, and continued to conduct the “Hand in Hand” series of customer service activities and the “China Life Customer Day” activities.

The Company continued to comply with Section 404 of the U.S Sarbanes-Oxley Act. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. With the promotion of its internal control implementation manual which covers all aspects of the Company, and the comprehensive assessment on its internal control functions, the Company further improved its internal control system. By exploring and using the internal control management information system which covers the entire process of internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, carried out the construction and implementation of the risk tolerance system, established a management mechanism with respect to the formation, execution, transmission, and re-examination and adjustment of risk tolerance, and compiled the “Statement on Risk Tolerance” which has been approved by the Board of Directors. The Company strengthened its efforts in risk early- warning and risk classification management, and intensified its control over key risks, thus forming a standardized and systematic early-warning system. Based upon the principle of integrity established for years, the Company formally built up the core value of the corporate culture with emphasis on “honesty, integrity, gratitude, achievement” in the sales force, which reflected the harmony and unity between the integrity practice and the long-term objectives of the Company. The Company also set up a system for the establishment of integrity culture, conducted an activity titled “Integrity-I Do First” within its organization for six consecutive years, carried out integrity compliance education and training, and took incentive measures for integrity, so as to promote the positive development and quality improvement of its teams. The Company expanded the coverage of sales risk early-warning and monitoring in channels, and continued to improve its ability to monitor and control sales risks on a daily basis. The Company also continued to carry out the comprehensive control of misleading sales, intensified the special control on key risks in sales sector, and made efforts to push forward the establishment of a long-term effective mechanism for the regulation and control of sales risks.

Commission File Number 001-31914

II Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Total Revenues

	RMB million
	January to June 2013	January to June 2012
Net premiums earned	200,844	184,739
Individual life insurance business	191,104	176,483
Group life insurance business	1,023	315
Short-term insurance business	8,197	7,941
Supplementary major medical insurance business	520	—
Investment income	40,103	35,303
Net realised gains and impairment on financial assets	3,922	(13,114)
Net fair value gains through profit or loss	918	177
Other income	1,761	1,495

Total	247,548	208,600

Net Premiums Earned

(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 8.3% year-on-year. This was primarily due to the Company’s increased efforts in business development.

Commission File Number 001-31914

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 224.8% year-on-year. This was primarily due to an increase in premiums from group annuity business.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.2% year-on-year. This was primarily due to the Company’s increased efforts in the development of accident insurance business.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, the change of net premiums earned from supplementary major medical insurance business was primarily due to the fact that the Company newly developed supplementary major medical insurance business in the first half of 2013.

Gross written premiums categorized by business:

	RMB million
	January to June 2013	January to June 2012
Individual Life Insurance Business	191,186	176,499
First-year business	78,881	72,885
Single	54,699	45,486
First-year regular	24,182	27,399
Renewal business	112,305	103,614
Group Life Insurance Business	1,027	316
First-year business	1,031	316
Single	1,016	315
First-year regular	15	1
Renewal business	(4)	—
Short-term Insurance Business	9,770	8,623
Short-term accident insurance business	5,960	5,225
Short-term health insurance business	3,810	3,398
Supplementary Major Medical Insurance Business	1,268	—

Total	203,251	185,438

Commission File Number 001-31914

Gross written premiums categorized by channel:

	RMB million
	January to June 2013	January to June 2012[2]
Exclusive Individual Agent Channel	116,154	105,713
First-year business of long-term insurance	19,522	19,554
Single	157	208
First-year regular	19,365	19,346
Renewal business	93,742	83,260
Short-term insurance business	2,890	2,899
Group Insurance Channel	8,989	6,992
First-year business of long-term insurance	1,840	955
Single	1,755	870
First-year regular	85	85
Renewal business	318	341
Short-term insurance business	6,831	5,696
Bancassurance Channel	76,490	72,489
First-year business of long-term insurance	58,409	52,591
Single	53,793	44,716
First-year regular	4,616	7,875
Renewal business	18,035	19,874
Short-term insurance business	46	24
Other Channels[1]	1,618	244
First-year business of long-term insurance	141	101
Single	10	7
First-year regular	131	94
Renewal business	206	139
Short-term insurance business	3	4
Supplementary major medical insurance business	1,268	—

Total	203,251	185,438

Notes:

1.	Other channels mainly include supplementary major medical insurance business and telephone sales, etc.
2.	In the first half of 2013, the Company’s channel premium breakdown was presented based on the separate groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels respectively, with the corresponding data for the first half of 2012 adjusted accordingly.

Commission File Number 001-31914

Investment Income

	RMB million
	January to June 2013	January to June 2012
Investment income from securities at fair value through profit or loss	787	836
Investment income from available-for-sale securities	9,611	10,664
Investment income from held-to-maturity securities	10,951	6,330
Investment income from bank deposits	15,937	14,959
Investment income from loans	2,642	2,027
Other investment income	175	487

Total	40,103	35,303

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 5.9% year-on-year. This was primarily due to a decrease in the volume of securities at fair value through profit or loss as compared to the corresponding period of last year.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 9.9% year-on-year. This was primarily due to the Company’s decreased allocation in available-for-sale securities.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 73.0% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.5% year-on-year. This was primarily due to the increased volume of deposits resulting from the Company’s increased allocation in deposits.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 30.3% year-on- year. This was primarily due to the increased volume of policy loans and debt investment plans.

Commission File Number 001-31914

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets increased significantly year-on-year. This was primarily due to an increase in income from the buy-sale price differential in the trading of available-for-sale equity securities, and a decrease in impairment losses of available-for-sale equity securities.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 418.6% year-on-year. This was primarily due to the fluctuation in the value of financial instruments at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 17.8% year-on-year. This was primarily due to an increase in commission fees earned from China Life Property and Casualty Insurance Company Limited.

2.	Benefits, Claims and Expenses

	RMB million
	January to	January to
	June 2013	June 2012
Insurance benefits and claims expenses	189,247	168,414
Individual life insurance business	183,556	164,146
Group life insurance business	1,003	258
Short-term insurance business	4,137	4,010
Supplementary major medical insurance business	551	—
Investment contract benefits	985	968
Policyholder dividends resulting from participation in profits	9,777	2,495
Underwriting and policy acquisition costs	13,800	14,569
Finance costs	1,935	891
Administrative expenses	10,817	9,813
Other expenses	2,021	1,614
Statutory insurance fund contribution	385	345

Total	228,967	199,109

Commission File Number 001-31914

Insurance Benefits and Claims Expenses

(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 11.8% year-on-year. This was primarily due to an increase in life insurance death and other benefits.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 288.8% year-on-year. This was primarily due to a growth in increase in insurance contracts liabilities from group business.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 3.2% year-on-year. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, the change of insurance benefits and claims expenses attributable to supplementary major medical insurance business was primarily due to the fact that the Company newly developed supplementary major medical insurance business in the first half of 2013.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 1.8% year-on-year. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 291.9% year-on-year. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 5.3% year-on-year. This was primarily due to a decrease in policy acquisition fees and overriding commission costs.

Commission File Number 001-31914

Finance Costs

During the Reporting Period, finance costs increased by 117.2% year-on-year. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 10.2% year-on-year. This was primarily due to the fact that the Company increased its costs on employee team building so as to enhance its ability for sustainable development.

Other Expenses

During the Reporting Period, other expenses increased by 25.2% year-on-year. This was primarily due to an increase in foreign currency losses.

3.	Profit before Income Tax

	RMB million
	January to June 2013	January to June 2012
Individual life insurance business	18,045	9,015
Group life insurance business	129	88
Short-term insurance business	248	247
Supplementary major medical insurance business	(75)	—
Other	1,810	1,662

Total	20,157	11,012

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 100.2% year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses in the individual life insurance segment.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 46.6% year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses in the group life insurance segment.

Commission File Number 001-31914

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 0.4% year-on-year. This was primarily due to a steady growth of short-term insurance business.

(4)	Supplementary Major Medical Insurance Business

The Company newly developed supplementary major medical insurance business in the first half of 2013, with a premiums earned of RMB1,268 million and reserves drawn of RMB1,157 million, as a result of which the profit before income tax in the supplementary major medical insurance business was RMB-75 million.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB3,829 million, a 201.3% increase year-on-year. This was primarily due to the impact of the taxable income and the deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses.

III.	Analysis of Major Items of Consolidated Statement of Financial Position

1.	Major Assets

	RMB million
	As at 30 June 2013	As at 31 December 2012
Investment assets	1,855,519	1,790,838
Term deposits	690,829	641,080
Held-to-maturity securities	477,350	452,389
Available-for-sale securities	481,537	506,416
Securities at fair value through profit or loss	43,737	34,035
Securities purchased under agreements to resell	6,109	894
Cash and cash equivalents	51,113	69,452
Loans	97,339	80,419
Statutory deposits-restricted	6,153	6,153
Investment Properties	1,352	—
Other assets	128,516	108,078

Total	1,984,035	1,898,916

Commission File Number 001-31914

Term Deposits

As at the end of the Reporting Period, term deposits increased by 7.8% from the end of 2012. This was primarily due to the Company’s increased allocation in ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 5.5% from the end of 2012. This was primarily due to the fact that the Company increased the volume of held-to-maturity assets appropriately in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 4.9% from the end of 2012. This was primarily due to the Company’s decreased allocation in equity assets in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 28.5% from the end of 2012. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents decreased by 26.4% from the end of 2012. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 21.0% from the end of 2012. This was primarily due to an increase in the volume of policy loans, as well as the Company’s increased allocation in debt investment plans.

Commission File Number 001-31914

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30 June 2013		As at 31 December 2012
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	51,113	2.75%	69,452	3.88%
Term deposits	690,829	37.23%	641,080	35.80%
Bonds	853,513	46.00%	828,098	46.24%
Funds	56,741	3.06%	59,207	3.30%
Common stocks	83,120	4.48%	102,089	5.70%
Others	120,203	6.48%	90,912	5.08%

Total	1,855,519	100%	1,790,838	100%

2.	Major Liabilities

	RMB million
	As at 30	As at 31
	June 2013	December 2012
Insurance contracts	1,459,892	1,384,537
Investment contracts	65,512	66,639
Policyholder dividends payable	46,218	44,240
Bonds payable	67,983	67,981
Securities sold under agreements to repurchase	57,426	68,499
Annuity and other insurance balances payable	26,010	16,890
Deferred tax liabilities	9,534	7,834
Other liabilities	18,732	19,195

Total	1,751,307	1,675,815

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 5.4% from the end of 2012. This was primarily due to new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.

Commission File Number 001-31914

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 1.7% from the end of 2012. This was primarily due to a decrease in the account volume of some investment contracts products.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 4.5% from the end of 2012. This was primarily due to an increase in investment yields for participating products.

Bonds Payable

As at the end of the Reporting Period, bonds payable remain stable as compared to the end of 2012. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2013.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 16.2% from the end of 2012. This was primarily due to the needs for liquidity management.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 54.0% from the end of 2012. This was primarily due to the accumulation of insurance liabilities.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 21.7% from the end of 2012. This was primarily due to the impact of a decrease in deductible temporary differences.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB230,643 million, a 4.3% increase from the end of 2012. This was primarily due to the impact of net profit during the Reporting Period.

Commission File Number 001-31914

IV	Analysis of Cash Flows

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB51,113 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB690,829 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB857,022 million, while investments in equity securities had a fair value of RMB148,828 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Commission File Number 001-31914

3.	Consolidated Cash Flows

	RMB million
	January to	January to
	June 2013	June 2012
Net cash inflow from operating activities	42,740	53,314
Net cash outflow from investing activities	(45,517)	(73,427)
Net cash inflow/(outflow) from financing activities	(15,550)	52,437
Foreign currency gains/(losses) on cash and cash equivalents	(12)	8

Net increase/(decrease) in cash and cash equivalents	(18,339)	32,332

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 19.8% year-on-year. This was primarily due to an increase in insurance claims expenses. Net cash outflow from investing activities decreased by 38.0% year-on-year. This was primarily due to the needs for investment management. The change of net cash inflow/(outflow) from financing activities was primarily due to the needs for liquidity management.

V.	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million
	As at 30	As at 31
	June 2013	December 2012
Actual capital	185,699	176,024
Minimum capital	78,057	74,718
Solvency ratio	237.90%	235.58%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the comprehensive income during the Reporting Period, the distribution of dividend of last year to equity holders and the business development of the Company.

Commission File Number 001-31914

INTERIM RESULTS9

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2013

		Unaudited
		For the six months
		ended 30 June
		2013	2012
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		203,251	185,438
Less: premiums ceded to reinsurers		(285)	(151)

Net written premiums		202,966	185,287
Net change in unearned premium reserves		(2,122)	(548)

Net premiums earned		200,844	184,739

Investment income	1	40,103	35,303
Net realised gains and impairment on financial assets	2	3,922	(13,114)
Net fair value gains through profit or loss	3	918	177
Other income		1,761	1,495

Total revenues		247,548	208,600

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(111,690)	(64,175)
Accident and health claims and claim adjustment expenses		(4,688)	(4,010)
Increase in insurance contracts liabilities		(72,869)	(100,229)
Investment contract benefits		(985)	(968)
Policyholder dividends resulting from participation in profits		(9,777)	(2,495)
Underwriting and policy acquisition costs		(13,800)	(14,569)
Finance costs		(1,935)	(891)
Administrative expenses		(10,817)	(9,813)
Other expenses		(2,021)	(1,614)
Statutory insurance fund contribution		(385)	(345)

Total benefits, claims and expenses		(228,967)	(199,109)

[9]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(CONTINUED)

For the six months ended 30 June 2013

		Unaudited
		For the six months
		ended 30 June
		2013	2012
	Notes	RMB million	RMB million
Share of profit of associates		1,576	1,521

Profit before income tax	4	20,157	11,012
Income tax	5	(3,829)	(1,271)

Net profit		16,328	9,741

Attributable to:
– equity holders of the Company		16,198	9,635
– non-controlling interests		130	106

Basic and diluted earnings per share	6	RMB 0.57	RMB 0.34

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(2,258)	11,702
Amount transferred to net profit from other comprehensive income		(3,922)	13,115
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		2,476	—
Share of other comprehensive income of associates under the equity method		142	200
Income tax relating to component of other comprehensive income		898	(6,194)

Other comprehensive income to be reclassified to profit or loss in subsequent periods		(2,664)	18,823

Other comprehensive income not being reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the period		(2,664)	18,823

Total comprehensive income for the period		13,664	28,564

Attributable to:
– equity holders of the Company		13,515	28,444
– non-controlling interests		149	120

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Debt securities
– held-to-maturity securities	10,951	6,330
– available-for-sale securities	7,983	8,254
– at fair value through profit or loss	437	469
Equity securities
– available-for-sale securities	1,628	2,410
– at fair value through profit or loss	350	367
Bank deposits	15,937	14,959
Loans	2,642	2,027
Securities purchased under agreements to resell	160	487
Others	15	—

Total	40,103	35,303

For the six months ended 30 June 2013, included in investment income is interest income of RMB38,125 million (for the six months ended 30 June 2012: RMB32,526 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2013 was RMB3,355 million (for the six months ended 30 June 2012: RMB3,450 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2013 was RMB17,994 million (for the six months ended 30 June 2012: RMB14,380 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Debt securities
Net realised gains (i)	341	967
Reversal of impairment	—	51

Subtotal	341	1,018

Equity securities
Net realised gains (i)	7,277	1,036
Impairment (ii)	(3,696)	(15,168)

Subtotal	3,581	(14,132)

Total	3,922	(13,114)

(i)	Net realised gains on financial assets are from available-for-sale securities.
(ii)	During the six months ended 30 June 2013, the Group recognised impairment charges of RMB124 million (for the six months ended 30 June 2012: RMB7,029 million) for available-for-sale funds, RMB3,428 million (for the six months ended 30 June 2012: RMB8,139 million) for available-for-sale common stocks and RMB144 million (for the six months ended 30 June 2012: Nil) for other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

Commission File Number 001-31914

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Debt securities	282	225
Equity securities	319	(11)
Stock appreciation rights	317	(37)

Total	918	177

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Employee salaries and welfare costs	4,019	3,552
Housing benefits	355	288
Contribution to the defined contribution pension plans	938	834
Depreciation and amortisation	1,015	977
Exchange losses/(gains)	261	(46)

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Current taxation – Enterprise income tax	1,231	1,231
Deferred taxation	2,598	40

Taxation charges	3,829	1,271

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2012: 25%) is as follows:

			For the six months ended 30 June
			2013	2012
			RMB million	RMB million
Profit before income tax			20,157	11,012
Tax computed at the statutory tax rate			5,039	2,753
Non-taxable income	(i	)	(1,416)	(1,668)
Expenses not deductible for tax purposes	(i	)	190	166
Unused tax losses			32	31
Others			(16)	(11)

Income tax at effective tax rate			3,829	1,271

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(187)	542	(395)	(40)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(6,194)	—	(6,194)

As at 30 June 2012	(12,453)	4,205	560	(7,688)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	1,016	(3,291)	(323)	(2,598)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,547	—	1,547
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(619)	—	—	(619)
– Others	—	(30)	—	(30)

As at 30 June 2013	(11,390)	1,287	569	(9,534)

Commission File Number 001-31914

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first-time adoption of IFRS in 2009 and the temporary difference of short-term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2013	As at 31 December 2012
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	2,921	6,729
– deferred tax assets to be recovered within 12 months	2,217	1,342

Subtotal	5,138	8,071

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(14,197)	(15,555)
– deferred tax liabilities to be settled within 12 months	(475)	(350)

Subtotal	(14,672)	(15,905)

Total net deferred tax liabilities	(9,534)	(7,834)

6	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2013 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2012: 28,264,705,000).

7	DIVIDENDS

A dividend in respect of 2012 of RMB0.14 per ordinary share, totalling RMB3,957 million, was approved at the Annual General Meeting in June 2013.

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2013

	Unaudited As at 30 June 2013	Audited As at 31 December 2012
	RMB million	RMB million
ASSETS
Property, plant and equipment	20,686	22,335
Investment properties	1,352	—
Investments in associates	30,511	28,991
Held-to-maturity securities	477,350	452,389
Loans	97,339	80,419
Term deposits	690,829	641,080
Statutory deposits – restricted	6,153	6,153
Available-for-sale securities	481,537	506,416
Securities at fair value through profit or loss	43,737	34,035
Securities purchased under agreements to resell	6,109	894
Accrued investment income	34,238	28,926
Premiums receivable	17,524	8,738
Reinsurance assets	1,014	948
Other assets	24,543	18,140
Cash and cash equivalents	51,113	69,452

Total assets	1,984,035	1,898,916

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2013

	Unaudited As at 30 June 2013	Audited As at 31 December 2012
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,459,892	1,384,537
Investment contracts	65,512	66,639
Policyholder dividends payable	46,218	44,240
Bonds payable	67,983	67,981
Securities sold under agreements to repurchase	57,426	68,499
Annuity and other insurance balances payable	26,010	16,890
Premiums received in advance	2,174	2,576
Other liabilities	16,307	16,435
Deferred tax liabilities	9,534	7,834
Current income tax liabilities	18	22
Statutory insurance fund	233	162

Total liabilities	1,751,307	1,675,815

Equity
Share capital	28,265	28,265
Reserves	110,852	112,428
Retained earnings	91,526	80,392

Attributable to equity holders of the Company	230,643	221,085

Non-controlling interests	2,085	2,016

Total equity	232,728	223,101

Total liabilities and equity	1,984,035	1,898,916

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2013

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	9,635	106	9,741
Other comprehensive income	—	18,809	—	14	18,823

Total comprehensive income	—	18,809	9,635	120	28,564

Transactions with owners
Appropriation to reserves	—	1,848	(1,848)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	1,848	(8,349)	(65)	(6,566)

As at 30 June 2012	28,265	104,028	81,180	1,913	215,386

As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	16,198	130	16,328
Other comprehensive income	—	(2,683)	—	19	(2,664)

Total comprehensive income	—	(2,683)	16,198	149	13,664

Transactions with owners
Appropriation to reserves	—	1,107	(1,107)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	1,107	(5,064)	(80)	(4,037)

As at 30 June 2013	28,265	110,852	91,526	2,085	232,728

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2013

	Unaudited For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Net cash inflow from operating activities	42,740	53,314
Net cash outflow from investing activities	(45,517)	(73,427)
Net cash inflow/(outflow) from financing activities	(15,550)	52,437
Foreign currency gains/(losses) on cash and cash equivalents	(12)	8

Net increase/(decrease) in cash and cash equivalents	(18,339)	32,332

Cash and cash equivalents
Beginning of period	69,452	55,985

End of period	51,113	88,317

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	51,109	84,333
Short-term bank deposits	4	3,984

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts (excluding supplementary major medical insurance business).

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents of Insurance Companies” issued by the CIRC.

(v)	Other business (Other)

Other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to China Life Insurance (Group) Company, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

Commission File Number 001-31914

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains or losses within other expenses are allocated across segments in proportion to respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other expenses are allocated across segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Other” segment directly. Income tax is not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2013
	Individual life	Group life	Short-term	Supplementary Major Medical	Other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	191,186	1,027	9,770	1,268	—	—	203,251
– Term life	1,219	388	—	—	—	—
– Whole life	18,129	32	—	—	—	—
– Endowment	138,953	—	—	—	—	—
– Annuity	32,885	607	—	—	—	—
Net premiums earned	191,104	1,023	8,197	520	—	—	200,844
Investment income	38,203	1,511	260	—	129	—	40,103
Net realised gains and impairment on financial assets	3,739	148	25	—	10	—	3,922
Net fair value gains through profit or loss	893	35	6	—	(16)	—	918
Other income	211	277	—	—	1,707	(434)	1,761
Including: inter-segment revenue	—	—	—	—	434	(434)	—

Segment revenues	234,150	2,994	8,488	520	1,830	(434)	247,548

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(111,428)	(262)	—	—	—	—	(111,690)
Accident and health claims and claim adjustment expenses	—	—	(4,137)	(551)	—	—	(4,688)
Increase in insurance contracts liabilities	(72,128)	(741)	—	—	—	—	(72,869)
Investment contract benefits	(222)	(763)	—	—	—	—	(985)
Policyholder dividends resulting from participation in profits	(9,144)	(633)	—	—	—	—	(9,777)
Underwriting and policy acquisition costs	(11,573)	(58)	(1,815)	—	(354)	—	(13,800)
Finance costs	(1,849)	(73)	(13)	—	—	—	(1,935)
Administrative expenses	(7,821)	(287)	(1,814)	(42)	(853)	—	(10,817)
Other expenses	(1,640)	(37)	(389)	—	(389)	434	(2,021)
Including: Inter-segment expenses	(415)	(16)	(3)	—	—	434	—
Statutory insurance fund contribution	(300)	(11)	(72)	(2)	—	—	(385)

Segment benefits, claims and expenses	(216,105)	(2,865)	(8,240)	(595)	(1,596)	434	(228,967)

Share of profit of associates	—	—	—	—	1,576	—	1,576

Segment results	18,045	129	248	(75)	1,810	—	20,157

Income tax							(3,829)

Net profit							16,328

Other comprehensive income attributable to equity holders of the Company	(2,602)	(103)	(18)	—	40	—	(2,683)
Depreciation and amortisation	763	28	183	4	37	—	1,015

Commission File Number 001-31914

	For the six months ended 30 June 2012
	Individual life	Group life	Short-term	Supplementary Major Medical	Other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	176,499	316	8,623	—	—	—	185,438
– Term life	1,020	294	—	—	—	—
– Whole life	18,752	21	—	—	—	—
– Endowment	135,322	—	—	—	—	—
– Annuity	21,405	1	—	—	—	—
Net premiums earned	176,483	315	7,941	—	—	—	184,739
Investment income	33,439	1,506	239	—	119	—	35,303
Net realised gains and impairment on financial assets	(12,457)	(561)	(90)	—	(6)	—	(13,114)
Net fair value gains through profit or loss	167	8	1	—	1	—	177
Other income	183	194	—	—	1,495	(377)	1,495
Including: inter-segment revenue	—	—	—	—	377	(377)	—

Segment revenues	197,815	1,462	8,091	—	1,609	(377)	208,600

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(64,007)	(168)	—	—	—	—	(64,175)
Accident and health claims and claim adjustment expenses	—	—	(4,010)	—	—	—	(4,010)
Increase in insurance contracts liabilities	(100,139)	(90)	—	—	—	—	(100,229)
Investment contract benefits	(260)	(708)	—	—	—	—	(968)
Policyholder dividends resulting from participation in profits	(2,468)	(27)	—	—	—	—	(2,495)
Underwriting and policy acquisition costs	(12,616)	(48)	(1,640)	—	(265)	—	(14,569)
Finance costs	(681)	(24)	(184)	—	(2)	—	(891)
Administrative expenses	(6,830)	(238)	(1,792)	—	(953)	—	(9,813)
Other expenses	(1,534)	(62)	(147)	—	(248)	377	(1,614)
Including: Inter-segment expenses	(358)	(16)	(3)	—	—	377	—
Statutory insurance fund contribution	(265)	(9)	(71)	—	—	—	(345)

Segment benefits, claims and expenses	(188,800)	(1,374)	(7,844)	—	(1,468)	377	(199,109)

Share of profit of associates	—	—	—	—	1,521	—	1,521

Segment results	9,015	88	247	—	1,662	—	11,012

Income tax							(1,271)

Net profit							9,741

Other comprehensive income attributable to equity holders of the Company	17,815	802	127	—	65	—	18,809
Depreciation and amortisation	718	25	194	—	40	—	977

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2013 and the corresponding results as at 31 December 2012 are shown below:

Table 1

Components of Embedded Value			RMB million
		30 June	31 December
ITEM		2013	2012
A	Adjusted Net Worth	139,846	128,507
B	Value of In-Force Business before Cost of Solvency Margin	261,005	245,134
C	Cost of Solvency Margin	(37,491)	(36,046)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	223,514	209,088
E	Embedded Value (A + D)	363,359	337,596

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2013 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales			RMB million
		30 June	30 June
ITEM		2013	2012
A	Value of Half Year’s Sales before Cost of Solvency Margin	14,489	14,364
B	Cost of Solvency Margin	(1,900)	(1,870)
C	Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,589	12,494

Note:	Taxable income is based on earnings calculated using solvency reserves.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in the First Half Year of 2013	RMB million
ITEM
A Embedded Value at Start of Year	337,596
B Expected Return on Embedded Value	16,721
C Value of New Business in the Period	12,589
D Operating Experience Variance	5
E Investment Experience Variance	(3,277)
F Methodology and Model Changes	(363)
G Market Value and Other Adjustments	3,426
H Exchange Gains or Losses	(260)
I Shareholder Dividend Distribution	(3,957)
J Other	881
K Embedded Value as at 30 June 2013 (sum A through J)	363,359

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:
		B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2013 plus the expected return on investments supporting the 2013 opening net worth.
		C	Value of new business sales in the first half year of 2013.
		D	Reflects the difference between actual operating experience in the first half year of 2013 (including mortality, morbidity, lapse, and expense etc.) and the assumptions.
		E	Compares actual with expected investment returns during the first half year of 2013.
		F	Reflects the effect of projection method and model enhancements.
		G	Reflects the change in the market value adjustment from the beginning of year 2013 to 30 June 2013, and other related adjustments.
		H	Reflects the gains or losses due to change in exchange rate.
		I	Reflects dividends distributed to shareholders during 2013.
		J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million
		VALUE OF	VALUE OF HALF
		IN-FORCE BUSINESS	YEAR’S SALES
		AFTER COST OF	AFTER COST OF
		SOLVENCY MARGIN	SOLVENCY MARGIN
	Base case scenario	223,514	12,589
1.	Risk discount rate of 11.5%	212,659	11,928
2.	Risk discount rate of 10.5%	235,171	13,298
3.	10% increase in investment return	260,723	14,242
4.	10% decrease in investment return	186,568	10,956
5.	10% increase in expenses	220,881	11,650
6.	10% decrease in expenses	226,147	13,528
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	221,547	12,542
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	225,531	12,637
9.	10% increase in lapse rates	222,342	12,484
10.	10% decrease in lapse rates	224,724	12,695
11.	10% increase in morbidity rates	221,414	12,535
12.	10% decrease in morbidity rates	225,634	12,643
13.	10% increase in claim ratio of short term business	223,130	12,185
14.	10% decrease in claim ratio of short term business	223,898	12,993
15.	Solvency margin at 150% of statutory minimum	213,238	11,604
16.	Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	226,245	11,956

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

Commission File Number 001-31914

CORPORATE GOVERNANCE

In the first half of 2013, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules for Directors and Supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

Commission File Number 001-31914

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2013.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen,
Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong
Independent Non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yang Mingsheng
Chairman

Beijing, China, 28 August 2013